Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiaries” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

21 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-043

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEE FOR WHOLLY-OWNED SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● The guaranteed parties: Southern Airlines No. 2 (Tianjin) Leasing Company Limited (南航二号租赁（天津）有限公司)(the “No. 2 SPV Company”), Southern Airlines No. 5 (Tianjin) Leasing Company Limited (南航五号租赁（天津）有限公司)(the “No. 5 SPV Company”), Southern Airlines No. 6 (Tianjin) Leasing Company Limited (南航六号租赁（天津）有限公司)(the “No. 6 SPV Company”), Southern Airlines No. 7 (Tianjin) Leasing Company Limited (南航七号租赁（天津）有限公司)(the “No. 7 SPV Company”) and Southern Airlines No. 8 (Tianjin) Leasing Company Limited (南航八号租赁（天津）有限公司)(the “No. 8 SPV Company”);

● The aggregate guarantee amount provided by China Southern Airlines Company Limited (the “Company”) for the No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company shall not exceed US$77.477 million, US$58.36 million, US$35.49 million, US$35.53 million, US$35.49 million and US$35.65 million, respectively; and the aggregate total guarantee amount provided by the Company shall not exceed US$242.507 million. As at the date of this announcement, the actual guarantee balances provided by the Company for the No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company were nil;

● No provision of counter-guarantee;

● The overdue amount of loan guarantees provided by the Company and Xiamen Airlines Company Limited (a subsidiary of the Company, “Xiamen Airlines”) to self-sponsored trainee pilots with respect to their training fees are approximately RMB18.989 million and 1.377 million, respectively (unaudited).

I. SUMMARY OF THE AUTHORISED GUARANTEE

(I) Basic information of the guarantee

In order to reduce the cost of aircraft and engine leasing, the Company agreed to provide guarantees for following five wholly-owned subsidiaries: No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company, with the aggregate guarantee amount of not more than UUS$77.477 million, US$58.36 million, US$35.49 million, US$35.53 million, US$35.49 million and US$35.65 million, respectively. The aggregate total guarantee amount provided by the Company shall not exceed US$242.507 million.

(II) Consideration of the Board

According to the provisions of the Articles of Association of the Company (the “Articles of Association”), the Board passed the following resolutions by means of written resolution on 21 August 2017:

1. agreed to provide guarantees for following five wholly-owned subsidiaries: No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company, with the total guarantee amount of not more than US$77.477 million, US$58.36 million, US$35.49 million, US$35.53 million, US$35.49 million and US$35.65 million, respectively; 2. authorised the general manager of finance department of the Company to sign relevant legal opinions, legal contracts and guarantee documents.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after due consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company law, Security Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTIES

(I) Basic information of the guaranteed parties

1.	Name: Southern Airlines No. 2 (Tianjin) Leasing Company Limited (南航二号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB1,500,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party:

nil

Shareholders and shareholdings: 100% owned by the Company

2.	Name: Southern Airlines No. 5 (Tianjin) Leasing Company Limited (南航五号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB300,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party:

nil

Shareholders and shareholdings: 100% owned by the Company

3.	Name: Southern Airlines No. 6 (Tianjin) Leasing Company Limited (南航六号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party:

nil

Shareholders and shareholdings: 100% owned by the Company

4.	Name: Southern Airlines No. 7 (Tianjin) Leasing Company Limited (南航七号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party:

nil

Shareholders and shareholdings: 100% owned by the Company

5.	Name: Southern Airlines No. 8 (Tianjin) Leasing Company Limited (南航八号租赁（天津）有限公司)

Registered Place: Tianjin City

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope:	leasing business; purchasing lease assets from domestic and abroad market; dealing with the residual value of the lease assets and maintaining the lease assets (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation)

Material contingent event which may affect the solvency of the guaranteed party:

nil

Shareholders and shareholdings: 100% owned by the Company

(II) The relationship between the guaranteed parties and the Company

The No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company are special purpose vehicles established by the Company in May 2017. The above companies have not conducted operational business as at the date of this announcement.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENTS

(I) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 2 (Tianjin) Leasing Company Limited (南航二号租赁（天津）有限公司)

Warrantee: Celestial Aviation Trading 24 Limited, Celestial Aviation Trading 25 Limited, Celestial Aviation Trading 26 Limited, Celestial Aviation Trading 27 Limited, Celestial Aviation Trading 28 Limited and Celestial Aviation Trading 55 Limited

Form of guarantee: guarantee

Guarantee amount: US$4.884 million for Celestial Aviation Trading 24 Limited, US$6.882 million for Celestial Aviation Trading 25 Limited, US$6.882 million for Celestial Aviation Trading 26 Limited, US$7.992 million for Celestial Aviation Trading 27 Limited, US$4.662 million for Celestial Aviation Trading 28 Limited and US$46.175 million for Celestial Aviation Trading 55 Limited (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 2 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 2 SPV Company is unable to fulfill its whole or partial obligations.

(II) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 5 (Tianjin) Leasing Company Limited (南航五号租赁（天津）有限公司)

Warrantee: ORIX Aviation Systems Limited

Form of guarantee: guarantee

Guarantee amount: US$58.36 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 5 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 5 SPV Company is unable to fulfill its whole or partial obligations.

(III) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 6 (Tianjin) Leasing Company Limited (南航六号租赁（天津）有限公司)

Warrantee: BOC AVIATION PTE. LTD.

Form of guarantee: guarantee

Guarantee amount: US$35.49 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 6 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 6 SPV Company is unable to fulfill its whole or partial obligations.

(IV) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 7 (Tianjin) Leasing Company Limited (南航七号租赁（天津）有限公司)

Warrantee: BOC AVIATION PTE. LTD.

Form of guarantee: guarantee

Guarantee amount: US$35.53 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 7 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 7 SPV Company is unable to fulfill its whole or partial obligations.

(V) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 8 (Tianjin) Leasing Company Limited (南航八号租赁（天津）有限公司)

Warrantee: BOC AVIATION PTE. LTD.

Form of guarantee: guarantee

Guarantee amount: US$35.65 million (the amount of rental payable during the leasing period)

Term of guarantee: until the obligations of the guaranteed party under the lease are fully released.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 8 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 8 SPV Company is unable to fulfill its whole or partial obligations.

IV. OPINIONS OF THE BOARD

The Board has given due consideration in respect of the external guarantee to the No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company by the Company, in light of the Company's production, operation and development needs, which is beneficial for reducing aircraft and engine lease cost, and is in line with the development of the Company as a whole. Important decisions and ordinary operations of the No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company will be under absolute control of the Company as wholly-owned subsidiaries of the Company, as such material risk could be anticipated and effectively prevented.

The independent opinions from the independent Directors in respect of the above matters were as follows: 1. the Board approved that the Company shall provide guarantees for the following five wholly-owned subsidiaries: No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company, with the aggregate guarantee amount of not more than US$77.477 million, US$58.36 million, US$35.49 million, US$35.53 million, US$35.49 million and US$35.65 million, respectively. The above guarantees will assist the Company in the development of its aircraft sublease business and engine sublease business, so as to lower aircraft leasing cost, which is in the interest of the Company and its shareholders as a whole; 2. the No. 2 SPV Company, No. 5 SPV Company, No. 6 SPV Company, No. 7 SPV Company and No. 8 SPV Company, the guaranteed parties, are wholly-owned subsidiaries of the Company, thus the Company could effectively control and prevent security risk, therefore, thus will not damage the interests of the Company and all of its shareholders; 3. decisions in relation to the above guarantee matters are made by the Board in accordance with the listing rules where the Company is listed and in accordance with the provisions of the Articles of Association, being legal and valid.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB345.858 million and RMB34.4873 million, respectively, representing approximately 0.801% and 0.080% of the latest audited net assets, respectively. The total guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited(南航一号租赁（天津）有限公司), Southern Airlines No. 3 (Tianjin) Leasing Company Limited(南航三号租赁（天津）有限公司) and Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司) which are the wholly-owned subsidiaries of the Company was US$182.9177 million, representing approximately 2.84% of the latest audited net assets of the Company. The external guarantee amount provided by Xiamen Airlines for its subsidiary Hebei Airlines Company Limited was RMB1,977 million, representing approximately 4.58% of the latest audited net assets of the Company. The overdue amount of guarantees provided by the Company and Xiamen Airlines are approximately RMB20.366 million.

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to the provision of external guarantee

3. Opinions from the Supervisory Committee in relation to the provision of external guarantee

4. Guarantee agreements

Board of Directors of

China Southern Airlines Company Limited

21 August 2017